UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                                 RCN Corporation
                                (Name of Company)


                                  Common Stock
                                 $1.00 Par Value
                        (Title of Classes of Securities)


                                    74936101
                                 (Cusip Numbers)

                         Level 3 Telecom Holdings, Inc.
                       (Name of Persons Filing Statement)

                             Neil J. Eckstein, Esq.
                        c/o Level 3 Communications, Inc.
                               1025 Eldorado Blvd.
                              Broomfield, CO 80021
                                 (720) 888-1000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  April 9, 2001
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                                   SCHEDULE 13D

CUSIP No.  74936101

    1      NAME OF REPORTING PERSON:  Level 3 Telecom Holdings, Inc.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  47-0761

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]
                                                                       (b)  |X|
    3      SEC USE ONLY


    4      SOURCE OF FUNDS

                N/A

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                [ ]

                N/A

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH      7     SOLE VOTING POWER  (See Item 5)
           REPORTING PERSON WITH
                                                            0 Common Stock

                                                 8     SHARED VOTING POWER (See Item 5)

                                                            0

                                                 9     SOLE DISPOSITIVE POWER (See Item 5)

                                                            0 Common Stock

                                                10     SHARED DISPOSITIVE POWER (See Item 5)

                                                            0

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0 Common Stock

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                           [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0% of Common Stock

   14      TYPE OF REPORTING PERSON

                CO

     The following information amends the Schedule 13D dated September 30, 1997, as previously amended (the "Schedule 13D").

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

   Item 5.  Interest in Securities of the Company.

     The response set forth in Item 5 of the Schedule 13D is hereby amended and restated as to Level 3 Telecom Holdings, Inc. ("LTTH") as follows:

(a)  and (b)      LTTH owns no shares of Common Stock.

(c) On April 9, 2001 in Ridgefield Park, New Jersey, LTTH had recorded on the transfer agent's books and records the transfer of all the shares of Common Stock it owned (26,640,970 shares) plus all the shares of capital stock of Commonwealth Telephone Enterprises, Inc. it owned (9,639,326 shares of common stock and 1,017,061 shares of Class B common stock) as full payment for the issuance to LTTH of all the common stock (1,000 shares of common stock, par value, $.01 per share) of Level 3 Delaware Holdings, Inc.

(d)  Inapplicable

(e) On April 9, 2001, LTTH ceased to beneficially own more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

On April 9, 2001 in Ridgefield Park, New Jersey, LTTH had recorded on the transfer agent's books and records the transfer of all the shares of Common Stock it owned (26,640,970 shares) plus all the shares of capital stock of Commonwealth Telephone Enterprises, Inc. it owned (9,639,326 shares of common stock and 1,017,061 shares of Class B common stock) as full payment for the issuance to LTTH of all the common stock (1,000 shares of common stock, par value, $.01 per share) of Level 3 Delaware Holdings, Inc.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 12, 2001



                                                  LEVEL 3 TELECOM HOLDINGS, INC.
                                                  By:       /s/ Neil Eckstein
                                                     Name:   Neil Eckstein
                                                     Title:  Vice President